J. Russell Bulkeley	Direct Dial: (212) 561-3614
Of Counsel	E-mail: rbulkeley@evw.com

October 16, 2007

By EDGAR FILING

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F. Street, NE, Mail Stop 7010

Washington, D.C. 20649

Attn: Anne Nguyen Parker

Re:	Dune Energy, Inc. Registration Statement on Form S-3 Filed August 15, 2007 File No. 333-145477

Dear Ms. Parker:

On behalf of Dune Energy, Inc. (the “Registrant”), we simultaneously herewith are filing Amendment No. 2 to Form S-3 (“Amendment”), revising the Registrant’s Registration Statement on Form S-3 (“Form S-3”) in reply to the comments conveyed by the Commission staff in its letter of October 9, 2007. We understand that the Amendment has been “R” tagged in the EDGAR submission to the Commission to show the Registrant’s changes to Amendment No. 1 to the Form S-3 previously filed with the Commission on September 24, 2007.

For the Commission’s benefit, we provide the following response to the Commission’s comments:

General

1.

We note your response to our previous comment 1. Please provide more specific information regarding who discovered the material weakness and how the material weakness was discovered. Further given that you have now updated your 10-Q for the quarter ended March 31, 2007 and provided disclosure that the discovery of the material weakness was made in April of 2007, please explain your analysis for why your 10-Q for the quarter ended June 30, 2007 should not be amended given that it states that your Chief Executive Officer and Chief

Securities and Exchange Commission

October 16, 2007

Financial Officer concluded that, as of June 30, 2007, your disclosure controls and procedures were effective.

We have further amended the Company’s 10-Q for the quarter ended March 31, 2007 by stating who discovered the material weakness and how it was discovered. As stated in the prior amendment, the Company added an additional control and procedure whereby an accounting supervisor in the Company will also review the validation and vouching functions performed by its personnel in connection with third party reports. This additional safeguard was implemented in mid May 2007. Likewise, in mid May 2007, the Company added several new employees to its accounting department upon the closing of an acquisition. As a result of these two events, the Company believes that the weakness in its controls and procedures weakness was fully remediated by mid May 2007, and the Company therefore reiterates that as of June 30, 2007, its disclosure controls and procedures were effective.

2.	Please clarify to what date you are referring in your statement found in the amended From 10-Q for the quarter ended March 31, 2007 that “We believe that by virtue of implementing this additional safeguard … our controls surrounding the verification of information supplied to and received from our independent reserve engineers are now effective” (emphasis added).

In accordance with our response to Item 1 above, we have further amended the Company’s 10-Q for the quarter ended March 31, 2007 to clarify that the Company believes its controls surrounding the verification of information supplied to and received from our independent reserve engineers were effective by mid May 2007.

*    *     *

As part of the Amendment, the Registrant has updated the selling security holder list to account for additional shares being registered either by reason of certain anti-dilution provisions of the listed securities pursuant to Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), or having been otherwise identified in selling security holder questionnaires remitted since the Registrant’s filing of Amendment No. 1 to the Form S-3. As discussed in our prior response letter dated September 24, 2007, the Registrant has omitted some of these shares in reliance on Rule 430B promulgated under the Securities Act.

Securities and Exchange Commission

October 16, 2007

Should the Commission staff have any further questions, please do not hesitate to contact undersigned at (212) 561-3614 or Matthew S. Cohen, Esq. at (212) 561-3602.

Sincerely,

J. Russell Bulkeley